Invest in Vegan Mob‼️

We are about to go live with our investment campaign. Get in before it's live. Once it's live it will be hard to get a slot. Link will be in the bio <u>until Tuesday</u> 🔥🔥🔥🔥🔥🔥

officialveganmob • Following
Vegan Mob - Vegan BBQ and Soul Food

Be one of the first to have a chance to invest in the company on the rise to change the world. One of the most popular Vegan AA. Restaurants in the nation is doing something huge. Now is your chance to be apart of something big!

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part

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JULY 18

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